UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
March 28, 2019

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Marin Software Incorporated

File No. 1-35838 - CF#37387

      Marin Software Incorporated submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on March 14, 2019.

      Based on representations by Marin Software Incorporated that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

            Exhibit 10.16   through September 30, 2021

      For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

                      Vanessa A. Countryman
                      Acting Secretary